

April 27, 2018

David T. Pearson
Chief Financial Officer and Treasurer
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

      Re: Vonage Holdings Corp.
         Form 10-K for Fiscal Year Ended December 31, 2017
         Filed February 27, 2018
         File No. 001-32887

Dear Mr. Pearson:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 35

1.   Your narrative discussion addresses neither revenues nor cost of revenues on a consolidated level. In order to evaluate and quantify the extent material factors contributed to changes to your consolidated operating results, please describe, quantify and evaluate the significant components of revenues and cost of revenues on a consolidated level. For example, but not limited to, in light of recent acquisitions of business service companies, like Nexmo, explain and quantify the overall impact on revenues, cost of revenues and operating margins of your transition to relatively lower margin Business products and services (CPaaS) from higher margin Consumer services. Discuss any known trends and uncertainties that you reasonably expect to materially impact your operating results, such

as your declines in Consumer revenue, so that investors can better assess the extent to which past results are indicative of future results. Please provide us with your proposed revised disclosures.

2.   Your discussion of the operating results by segment focusing particularly on gross profit did not provide sufficient quantitative insights attributable to the various factors affecting your segment performance measure. For each operating segment, please provide a more robust and comprehensive discussion of your operating segments results by quantifying and analyzing the reasons for significant fluctuations in revenues and gross profit. For example, but not limited to, for your Business Segment discuss the reasons for the year-over-year 39% increase in service revenues, such as increases resulting from the inclusion of CPaaS services versus any organic growth of UCaaS services. Despite the revenue increase, discuss the reasons for the steady decline in year-over-year service gross margin percentages and whether you expect this trend to continue in the future. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350. Please provide us with your proposed revised disclosures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Senior Attorney-Adviser, at (202) 551-3436 or Kathleen Krebs, Special Counsel, at (202) 551-3350 at with any other questions.

                                        Division of Corporation Finance
                                        Office of Telecommunications